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FEB 29 2008

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SEC FILE NUMBER
8- 66036

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

484 SOUTH MILLER ROAD, SUITE 101
(No. and Street)

FAIRLAWN	OH	44333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY L. ARNOLD — 330-564-0568
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD	FAIRLAWN	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY L. ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT NETWORK, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

STEPHANIE PRIBONIC
NOTARY PUBLIC
STATE OF OHIO
Recorded In
Summit County
My Comm. Exp. 11/26/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT NETWORK, INC.
Financial Statements
Year Ended December 31, 2007

INVESTMENT NETWORK, INC.
Financial Statements
December 31, 2007

INDEX

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Investment Network, Inc.
Fairlawn, Ohio

We have audited the accompanying statement of financial condition of Investment Network, Inc. (an Ohio S Corporation), as of December 31, 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Network, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 10 thru 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 15, 2008

INVESTMENT NETWORK, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Assets:	
Cash	$ 140,151
Deposit with clearing organization	54,213
Accounts receivable - trade	6,162
Office equipment, net	768
Organization costs, net of $420 amortization	30
TOTAL ASSETS	$ 201,324

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable - commissions	$ 3,761
Accrued expenses	18,750
Accrued and withheld payroll taxes	25,691
Liabilities subordinated to claims of general creditors	75,000
Total Liabilities	123,202
Stockholder's Equity:	
Capital stock 100 shares authorized, issued and outstanding, no par value	10,000
Additional paid-in capital	70,860
Accumulated Deficit	(2,738)
Total Stockholder's Equity	78,122
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 201,324

The accompanying notes are an integral part of these statements.

INVESTMENT NETWORK, INC.
Statement of Income
Year Ended December 31, 2007

Revenues: Commissions & fees	$ 584,548
Less:	
Commissions	444,422
Trading fees	5,535
Net revenues	134,591
Operating expenses	153,965
(Loss) from operations	(19,374)
Other income (expense):	
Interest income	5,490
Other income	35,000
Interest expense	(2,625)
Total other income	37,865
NET INCOME	$ 18,491

The accompanying notes are an integral part of these statements.

INVESTMENT NETWORK, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - beginning of year	$ 10,000	$ 68,536	$ (21,229)	$ 57,307
Additional paid-in capital	-	2,324	-	2,324
Current year net income	-	-	18,491	18,491
Balance - end of year	$ 10,000	$ 70,860	$ (2,738)	$ 78,122

The accompanying notes are an integral part of these statements.

INVESTMENT NETWORK, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2007

	Note Payable - Stockholder
Subordinated liabilities - beginning of year	$ 75,000
Changes in subordinated liabilities	-
Subordinated liabilities - end of year	$ 75,000

The accompanying notes are an integral part of these statements.

INVESTMENT NETWORK, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 18,491
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,342
Amortization	90
(Increase) decrease in:	
Deposit with clearing organization	(1,931)
Accounts receivable - trade	1,812
Increase (Decrease) in:	
Accounts payable - commissions	(3,516)
Accrued expenses	18,750
Accrued and withheld payroll taxes	25,196
Net Cash Provided by Operating Activities	60,234
Cash Flows from Financing Activities:	
Additional paid-in capital	2,324
Net Cash Provided by Financing Activities	2,324
Net Increase in Cash	62,558
Cash at beginning of year	77,593
Cash at end of year	$ 140,151

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Investment Network, Inc. (Company) was incorporated under the laws of the State of Ohio on April 24, 2003. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Fairlawn, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of the S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Amortization of Organizational Costs

The organization costs of establishing the Company have been capitalized and are being amortized over five years on a straight-line basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $54,213 at December 31, 2007 represents an interest bearing account held by Mesirow Financial, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $1,342 for the year ended December 31, 2007. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Office Equipment	$ 6,710
Less: Accumulated Depreciation	5,942
Net Office Equipment	$ 768

NOTE E – PENSION PLAN

Pension expense under the Company's SEP-IRA retirement plan for the year ended December 31, 2007 was $18,750.

NOTE F – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2007, consisted of the following:

Note Payable-Shareholder, 3 1/2%, due December 31, 2012.	$ 75,000

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $152,324, which was $102,324 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.32 to 1.

SUPPLEMENTARY INFORMATION

INVESTMENT NETWORK, INC.
Schedule of Operating Expenses
Year Ended December 31, 2007

Wages	$ 81,680
Pension	18,750
Hospitalization insurance	16,476
Payroll taxes	7,291
Regulatory fees and licenses	12,918
Professional fees	4,831
Professional development	2,926
Advertising	2,000
Office supplies	1,475
Depreciation	1,342
Dues and subscriptions	1,249
Insurance	1,056
Postage and delivery	690
Bank changes	324
State taxes	300
Telephone	284
Contributions	250
Amortization	90
Miscellaneous expense	33
TOTAL OPERATING EXPENSES	$ 153,965

INVESTMENT NETWORK, INC.
Computation of Net Capital
December 31, 2007

NET CAPITAL COMPUTATION

Total stockholder's equity from December 31, 2007 financial statements	$	78,122
Add: Liabilities subordinated to claims of general creditors		
Note payable - stockholder		75,000
Less: Nonallowable assets		
Office equipment, net		(768)
Organization costs, net of amortization		(30)
NET CAPITAL		152,324
Less: Minimum dollar net capital requirement		50,000
EXCESS NET CAPITAL	$	102,324
EXCESS NET CAPITAL AT 1000%	$	147,504
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.32 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Investment Network, Inc. used Mesirow Financial, Inc. during the year ended December 31, 2007 as clearing agent and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, Investment Network, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Investment Network, Inc. used Mesirow Financial, Inc. for possession of customer funds and as custodian for all customer securities on a fully disclosed basis during the year ended December 31, 2007. Accordingly, Investment Network, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of Investment Network, Inc., for the year ended December 31, 2007, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$ 171,074
Adjustment Due to Year-End Audit Entries Accrued Retirement Contribution	(18,750)
Total Net Capital at 12/31/07	152,324
Less Required Capital	50,000
Excess Net Capital	$ 102,324
Excess Net Capital at 1000%	$ 147,504
Ratio: Aggregate Indebtedness to Net Capital	.32 to 1

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Investment Network, Inc.
Fairlawn, Ohio

In planning and performing our audit of the financial statements of Investment Network, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 15, 2008

END